SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.8)*

                              HATHAWAY CORPORATION
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                                (Name of Issuer)

                           COMMON Stock, no par value
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                         (Title of Class of Securities)

                                   419011101
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                                 (CUSIP Number)

                      Noah Klarish & Associates, P.C.
                      1 World Trade Center, 85th Floor
                      New York, NY 10048 - (212) 488-1111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                               (Page 1 of 7 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419011101               SCHEDULE 13D                 Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ira Albert
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        141,100 (includes 117,600 shares held by Albert
                                Investment Associates, L.P.)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               343,000 shares including 117,600 shares held by Albert
    WITH                Investment Associates, L.P. and 133,200 shares held by
                        various accounts over which Mr. Albert has discretionary
                        authority
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        133,200 shares held by various accounts over which
                        Mr. Albert has discretionary authority
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      274,300
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.4%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Hathaway Corporation, a Colorado corporation (the "Issuer"). The Issuer maintains its principal executive office at 8228 Park Meadows Drive, Littleton, Colorado 80124.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of June 20, 1996 (the "Initial Schedule"), filed Amendment No. 1 to Schedule 13D for an event of November 11, 1996, filed Amendment No. 2 to Schedule 13D for an event of January 15, 1997, filed Amendment No. 3 to Schedule 13D for an event of June 18, 1997, filed Amendment No. 4 for an event of March 26, 1998, filed Amendment No. 5 for an event of August 19, 1998, filed Amendment No. 6 for an event of February 24, 2000, and filed Amendment No. 7 for an event of March 6, 2000 (collectively the "Amendments"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Amendments remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            Ira Albert directly owns 23,500 shares of the Issuer's Common Stock for which he paid $56,396.47. Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 133,200 shares of the Issuer's Common Stock for which such accounts paid a total of $352,701.51 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 117,600 shares of the Issuer's Common Stock for which it paid $366,596.30 from its working capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 4,283,000 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999) directly beneficially owned by each Reporting Person is as follows:

                                                                Percentage of
Name                                 Number of Shares         Outstanding Shares
----                                 ----------------         ------------------

Ira Albert                                 23,500                     .5%

Albert Partnership                        117,600                    2.7%
Albert discretionary accounts             133,200                    3.1%

            (b) Mr. Albert has sole power to vote 141,100 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 274,300 shares of the Issuer's Common Stock.

            (c) See Appendix I annexed hereto.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2000

                                         /s/ Ira Albert
                                         ---------------------------------------
                                             Ira Albert


                                         ALBERT INVESTMENT ASSOCIATES, L.P.
                                     By: ALBERT INVESTMENT STRATEGIES, INC.

                                     By: /s/ Ira Albert
                                         ---------------------------------------
                                             Ira Albert, President

                                                                      APPENDIX 1

                      TRANSACTIONS IN HATHAWAY CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

            All transactions were open market sales and the commissions are included in the price of the shares.

1. Albert Investment Associates, L.P.

                  No. of
  Trade           Shares              Price Per         Proceeds of
   Date            Sold                 Share              Sales
   ----            ----                 -----              -----

  3/7/00           5,000               $13.75            $68,595.25
  3/7/00           3,200                13.69             43,499.25
  3/8/00           4,200                12.78             53,171.16
  3/8/00             800                13.50             10,704.00
  3/9/00           1,000                13.25             13,215.25
 3/10/00           5,000                13.00             64,845.25
 3/16/00           5,000                 9.75             48,595.25
 3/16/00           5,000                 9.88             49,220.25
                  ======                                ===========
                  29,200                                $351,845.66

2.  Ira Albert

                  No. of
  Trade           Shares              Price Per          Proceeds of
   Date            Sold                 Share              Sales
   ----            ----                 -----              -----

  3/7/00           1,000               $13.38            $13,335.25
 3/10/00           1,000                13.00             12,960.25
 3/16/00           2,000                 9.75             19,440.00
                   =====                                 ==========
                   4,000                                 $45,735.50

3. Discretionary Accounts

                  No. of
  Trade           Shares              Price Per           Proceeds of
   Date            Sold                 Share                Sales
   ----            ----                 -----                -----

  3/8/00           5,000               $12.88            $64,375.00
  3/9/00           3,000                13.25             39,660.00
 3/10/00           2,000                13.00             25,475.25
 3/10/00           2,000                13.00             25,875.25
 3/10/00           2,000                13.00             25,475.25
 3/10/00           5,000                13.00             65,000.00
 3/16/00          10,000                 9.75             97,500.00
 3/16/00           2,000                 9.81             19,565.00
 3/16/00           1,500                 9.63             14,392.50
 3/16/00           3,000                 9.88             29,027.75
                  ======                                ===========
                  35,500                                $406,346.00

0117-003